NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on September 20, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on September 07, 2021 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between Cincinnati Bell Inc. and RF Merger Sub Inc., a wholly owned subsidiary of Red Fiber Parent LLC, which is controlled by Macquarie Infrastructure Partners, a fund managed by Macquarie Infrastructure and Real Assets became effective on September 07, 2021. Each share of Cincinnati Bell Inc. Common Shares was exchanged for USD 15.50 in cash, without interest and less any applicable withholding taxes. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on September 07, 2021.